UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for description, see Instruction 1 above):

     [ ] MERGER

     [X] LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION
     (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company
     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.

2.   Name of fund: Merriman Investment Trust

3.   Securities and Exchange Commission File No.: 811-05487

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [ ] Initial Application     [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 1200 Westlake Ave N, Suite 700 Seattle, WA 98109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        William L. Notaro
        c/o Merriman Investment Trust
        1200 Westlake Ave N, Suite 700, Seattle, WA  98109
        206-285-8877

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        US Bancorp Fund Services, LLC
        615 E Michigan Street
        Box 701
        Milwaukee, WI  53201
        414-287-3574

        Merriman Mutual Funds
        1200 Westlake Avenue North, Suite 700
        Seattle, WA  98109
        206-285-8877

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end     [ ] Closed-end

10. State law under which the fund was organzed or formed (e.g., Delaware, Massachusetts):

        Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Merriman Capital Management, Inc., 1200 Westlake Ave N, Suite 700, Seattle, WA 98109

     Merriman Investment Management Company, 1200 Westlake Ave N, Suite 700, Seattle, WA 98109

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes [X] No

     If Yes, for each UIT state:
              Name(s):

              File No.: 811-_______

              Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

     [X] Yes [ ] No

     If Yes, state the date on which the board vote took place:

          June 24, 2004

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

          [ ] Yes [X] No

          If No, explain: WAS NOT REQUIRED

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes   [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          September 15, 2004

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes [] No

     (c)  Were the distributions made pro rate based on share ownership?

          [X] Yes [] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [] Yes [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [] Yes [] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X] Yes [] No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining sharehodler to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [] Yes [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [] Yes [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [] Yes [] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X] Yes    [] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

          Custody          $  480.00
          Transfer Agent     1772.14
          Fund Accounting    6375.00
          Trustee Fee        4400.00

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          Debts will be paid from money accrued for these expenses and held by the custodian.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses  incurred  in  connection  with  the  Merger  or
          Liquidation:

          (i)  Legal expenses: None

          (ii) Accounting expenses: None

          (iii) Other expenses (list and identify separately):

          Programming                    $   600.00
          Account/Maintenance/ Closing    13,461.63
          Document Retention                 500.00
          Tax Reporting                    4,600.00
          Postage/Mailing                  3,467.00
          Telephone                          170.00
          Final Tax Returns                6,000.00

          (iv) Total expenses (sum of lines (i)-(iii) above):  $28,798.63

     (b)  How were those expenses allocated?

          Expenses will be allocated among the three series of the Trust and paid with money accrued for this purpose, with any excess above the accruals to be paid by the Advisor.

     (c)  Who paid those expenses?

          Expenses will be paid by the Trust with any excess above accurals to be paid by the Advisor

     (d)  How did the fund pay for unamoritized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X] Yes    [] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

File Number 811-05487, October 19, 2004

V.  CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [] Yes     [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [] Yes [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-__________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The  undersigned  states  that (i) he or she has  executed  this  Form N-8F application  for an order under  section 8(f) of the  Investment  Company Act of

1940 on behalf of Merriman Investment Trust (ii) he or she is the Executive Vice

President or Merriman  Investment  Trust and (iii) all actions by  shareholders,

directors,  and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F  application  are true to the best of his or her knowledge, information and belief.


                        /s/  William L. Notaro
                             ----------------------
                             William L. Notaro, Executive Vice President

November 12, 2004